

Mail Stop 4628

December 9, 2016

Daniel C. Herz
Chief Executive Officer and Director
Titan Energy, LLC
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

> **Re:** **Titan Energy, LLC**
> **Registration Statement on Form S-1**
> **Filed November 30, 2016**
> **File No. 333-214850**

Dear Mr. Herz

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Langford at (202) 551-3193 with any questions.

                                        Sincerely,

                                        /s/ Kevin M. Dougherty *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: R. William Burns III, Esq.
       Paul Hastings LLP